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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)


                               MDC HOLDINGS, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    55267W309
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


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CUSIP No. 55267W309                  13G/A


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                                     (b) [  ]
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         2,612,382
                                ------------------------------------------------
         NUMBER OF              6        SHARED VOTING POWER
           SHARES
        BENEFICIALLY                     0
          OWNED BY              ------------------------------------------------
            EACH                7        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      2,612,382
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,612,382
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.9% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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CUSIP No. 55267W309                  13G/A


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         2,612,382
                                ------------------------------------------------
         NUMBER OF              6        SHARED VOTING POWER
           SHARES
        BENEFICIALLY                     0
          OWNED BY              ------------------------------------------------
            EACH                7        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      2,612,382
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,612,382
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.9% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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                         AMENDMENT NO. 3 TO SCHEDULE 13G

         This Amendment No. 3 to Schedule 13G (the "Schedule 13G") relating to shares of common stock of MDC Holdings, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on January 26, 2001, as amended by Amendment No. 1 filed with the Commission on February 14, 2002, as amended by Amendment No. 2 filed with the Commission on October 15, 2002. This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn, principal of Greenlight.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

ITEM 2(a)         NAME OF PERSON FILING.

                  Greenlight and David Einhorn

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

ITEM 4            OWNERSHIP.

                  (a) Greenlight and Mr. Einhorn are the beneficial owners of 2,612,382 shares of Common Stock.

                  (b) Greenlight and Mr. Einhorn are the beneficial owners of 9.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,612,382 by 20,000,000, the number of shares of Common Stock issued and outstanding as of November 12, 2002, as reported in the Issuer's quarterly report on Form 10-Q filed November 14, 2002.

                  (c) Greenlight has the sole power to vote and dispose of the 2,612,382 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 2,612,382 shares of Common Stock beneficially owned by Greenlight.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were


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                  not acquired and are not held in connection with or as a
                  participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated March 13, 2003, between Greenlight and David Einhorn.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  March 13, 2003


                                      GREENLIGHT CAPITAL, L.L.C.


                                      By: /s/ DAVID EINHORN
                                          -------------------------------
                                          David Einhorn, Managing Member



                                      /s/ DAVID EINHORN
                                      -----------------------------------
                                      David Einhorn




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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
---------         -------------------------------------------------------------
Exhibit 1         Joint Filing Agreement dated March 13, 2003, between
                  Greenlight and David Einhorn.




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